

**09059045**

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden | |
| hours per response... | 12.00 |

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

| SEC FILE NUMBER |
|---|
| *f-67729* |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2008_____ AND ENDING_____12/31/2008_____
MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  *Altima Securities LP*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

*399 Park Avenue*

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

(No. and Street)
New York                         NY                         *10022*
(City)                          (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
*Elizabeth T Burrus*                          *212 359 0111*
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – if individual, state last, first, middle name)

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)     **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I _Elizabeth T Burns_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Atrima Securities LP_ , as of _December 31_ , 2008 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions _____

_____

_____
Signature

_Chief Compliance Officer_
Title

_Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



# Altima Securities LP

**Statement of Financial Condition**
**December 31, 2008**

**Altima Securities LP**
Contents
December 31, 2008



Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

## Independent Auditors' Report

To the Partners of
Altima Securities LP

We have audited the accompanying statement of financial condition of Altima Securities LP (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Altima Securities LP as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 24, 2009



**Altima Securities LP**
**Statement of Financial Condition**
**December 31, 2008**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 527,471 |
| Prepaid expenses and other assets | | 32,888 |
| **Total assets** | $ | 560,359 |

**Liabilities and Partners' Capital**

Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 42,274 |
| Due to affiliates | | 121,327 |
| Liabilities | | 163,601 |

**Partner's Capital**

| | |
|---|---:|
| Partner's capital | 396,758 |
| **Total liabilities and partner's capital** | $ 560,359 |

**The accompanying notes are an integral part of this financial statement.**

**Altima Securities LP**
Notes To Financial Statement
December 31, 2008

1.  **Business**

    Altima Securities LP (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC") which was formed on April 4, 2007 as a Delaware Limited Partnership and commenced operations on May 2, 2008. The Company is a wholly-owned subsidiary of Altima Advisors Americas (GP) LLC. The ultimate parent which is based in the Cayman Islands is Altima International Ltd.

    The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in marketing foreign and domestic proprietary hedge funds to U.S. institutional customers and private equities to accredited investors and qualified purchasers. The Company's only securities business is to raise capital for investment (into the hedge funds and private equity funds) from institutional investors and accredited investors and qualified purchasers.

    The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

2.  **Summary of Significant Accounting Policies**

    **Cash**
    The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limits. The Company believes that it is not exposed to any significant credit risk on its cash.

    **Revenue and Expense Recognition**
    Service fees are recorded monthly when the Company incurs operating expenses. The service fees are paid upon the affiliate's and ultimate parent's reimbursement of the operating expenses that the Company has incurred. Expense is recognized as incurred.

    **Income Taxes**
    As a partnership, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its partners.

    **Use of Estimates**
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    **Concentration of Credit Risk**
    The Company is subject to credit risk as all of its revenues are derived from one major source.

3.    **Related Party Transactions**

The Company entered into an expense sharing agreement with Altima Advisors Americas (GP) LLC who paid approximately $300,000 in operating expenses on the Company's behalf.  As of December 31, 2008, the Company owed Altima Advisors Americas (GP) LLC an amount of $84,072.

As of December 31, 2008, the Company owed Altima Partners LLP an amount of $37,255 for amounts overpaid due to service fee revenue.

4.    **Regulatory Net Capital Requirement**

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 times net capital.  At December 31, 2008, the Company had net capital of $363,870 or $343,420 in excess of its required net capital of $20,450 which is higher than its minimum capital of $5,000.  At December 31, 2008, the ratio of aggregate indebtedness to net capital is 0.45 to 1.